REPORT UNDER PART 3

of

NATIONAL INSTRUMENT 62-103

PARAMOUNT ENERGY TRUST

1.

Name and Address of the Offeror:

Paramount Energy Trust ("PET" or the "Trust")

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

2.

The designation and number or principal amount of securities and the Offeror's security holding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On June 17, 2009, PET acquired by purchase through the facilities of the Toronto Stock Exchange (the "TSX") ownership of 294,000 common shares ("Common Shares") in the capital of Profound Energy Inc. ("Profound").  These holdings represent approximately 0.8% of the total issued and outstanding Common Shares as of June 17, 2009.

3.

The designation and number or principal amount of securities and the Offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Subsequent to the acquisition of Common Shares noted in item 2 above, PET owns 1,854,900 Common Shares and 9,224,310 special warrants of Profound (the "Special Warrants"), representing 100% of the Special Warrants issued by Profound and, assuming the conversion of the Special Warrants by PET, approximately 23.9% of the issued and outstanding Common Shares, on a pro forma basis.

4.

The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a)

the Offeror, either alone or together with any joint actors, has ownership and control:

As per item 3 above.

(b)

the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:

Not applicable.

(c)

the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.

The name of the market in which the transaction or occurrence giving rise to the report took place:

PET acquired the Common Shares noted in item 2 above through the facilities of the TSX.

6.

The purpose of the Offeror and any joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

PET acquired the Common Shares noted in item 2 above for investment purposes.  Subject to applicable securities legislation, PET intends to continue to purchase Common Shares through the facilities of the TSX.

7.

The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

PET acquired the Common Shares noted in item 2 above at an average price of $1.7103 per Common Share.

8.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

In connection with the subscription by PET for the Special Warrants, PET entered into a special warrant agreement with Profound (the "Special Warrant Agreement"). All capitalized terms used in this section but not defined herein shall have the meaning ascribed thereto in the Special Warrant Agreement, a copy of which has been filed on, and is available via, SEDAR at www.sedar.com.

Pursuant to the Special Warrant Agreement, the Special Warrants are convertible into Common Shares on a one-for-one basis.  Conversion is automatic in certain events and otherwise at the option of PET.  The Special Warrants are also redeemable by PET at their subscription price in certain events.

The proceeds from the private placement of Special Warrants were deposited in trust on closing of the Private Placement and will be releasable either to Profound on conversion of the Special Warrants to Common Shares, or to PET on redemption.  The Special Warrants will be automatically converted into Common Shares in the event of a Deemed Conversion Event, including if PET does not take up and pay for a minimum of 50.1% of the Common Shares pursuant to the Offer. For the purposes of such calculation, any Common Shares issued or issuable to PET pursuant to the Special Warrants will not be included.  In addition, PET has, at all times prior to redemption or conversion, the ability to convert the Special Warrants into Common Shares. Upon the conversion of the Special Warrants into Common Shares, Profound will receive the trust funds along with all earned interest on such funds.

PET has the right to require Profound to redeem the Special Warrants at any time following the occurrence of a Redemption Event, including if PET takes up and pays for a minimum of 50.1% of the Common Shares pursuant to the Offer.  For the purposes of such calculation, any Common Shares issued or issuable to PET pursuant to the Special Warrants will not be included.  On the occurrence of a Redemption Event, PET has the option to require the redemption of the Special Warrants at their original subscription price or to convert the Special Warrants into Common Shares in accordance with their terms.

In addition, the Special Warrant Agreement provides that in the event that Profound receives a Superior Proposal and as a result the Non-Completion Fee becomes payable, PET will be required to tender or vote its Common Shares received upon conversion of the Special Warrants in favour of such Superior Proposal, if shareholders (other than PET) holding in excess of 50.1% of the Common Shares tender or vote their shares in favour of such Superior Proposal.

9.

The names of any joint actors in connection with the disclosure required by this Report:

Not applicable.

10.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

Not applicable.

11.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 in respect of the reporting issuer's securities.

Not applicable.

12.

If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance.

Not applicable.

Dated this 17th day of June, 2009.

PARAMOUNT ENERGY TRUST, by its administrator, PARAMOUNT ENERGY OPERATING CORP.

Per:	(signed) "Cameron R. Sebastian"
Name: Cameron R. Sebastian
Title: Vice President, Finance & CFO